# 2025 P&L

## GoodWag, Inc.
### January-December, 2025

| | TOTAL |
|---|---:|
| **Income** | |
| Interest Earned | 8.19 |
| Sales of Product Income | $879,203.83 |
| Refund | -1,959.30 |
| **Total for Sales of Product Income** | **$877,244.53** |
| Services | 0.00 |
| **Total for Income** | **$877,252.72** |
| | |
| Cost of Goods Sold | |
| Cost of Goods Sold | $22,799.28 |
| Bags | 81,375.73 |
| Packaging & Hardware | 6,783.31 |
| Pail Manufacturing | 130,518.82 |
| **Total for Cost of Goods Sold** | **$241,477.14** |
| Merchant Service Fees | 30,559.89 |
| Shipping | 100,932.82 |
| **Total for Cost of Goods Sold** | **$372,969.85** |
| **Gross Profit** | **$504,282.87** |
| **Expenses** | |
| Advertising & Marketing | $82,391.72 |
| Commissions | 62,099.01 |
| SEO | 4,750.00 |
| TCF Ad Spend | 342,198.85 |
| Trade Show | $10,854.12 |
| Travel | 824.49 |
| **Total for Trade Show** | **$11,678.61** |
| **Total for Advertising & Marketing** | **$503,118.19** |
| Ask My Accountant | 0.00 |
| Bank Charges & Fees | 1,218.78 |
| Contractors | 1,560.00 |
| Dues & Subscriptions | 9,538.08 |
| Engineering & Design | 15,663.13 |
| Insurance | 1,459.00 |
| Interest Paid | 46,817.16 |
| Legal & Professional Services | 14,177.75 |
| Meals & Entertainment | 3.08 |
| Office Supplies & Software | 164.52 |
| Payroll Expenses | |
| Taxes | 800.00 |
| **Total for Payroll Expenses** | **$800.00** |
| SEO Services | 5,510.00 |
| Taxes & Licenses | 296.00 |

# 2025 P&L

## GoodWag, Inc.

### January-December, 2025

|  | TOTAL |
|---|---|
| Website Management | 7,449.24 |
| **Total for Expenses** | **$607,774.93** |
| **Net Operating Income** | **-$103,492.06** |
| Other Income |  |
| Credit Card Rewards | 675.00 |
| **Total for Other Income** | **$675.00** |
| Other Expenses |  |
| Loss expense | 5,600.00 |
| **Total for Other Expenses** | **$5,600.00** |
| **Net Other Income** | **-$4,925.00** |
| **Net Income** | **-$108,417.06** |